Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar / David Carey
Lazar Partners Ltd.
Phone: 1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Initiates Pivotal Trial for
PillCam® COLON 2 in Japan

YOQNEAM, Israel, November 15, 2011 – Given Imaging (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced the initiation of a pivotal PillCam® COLON 2 study in Japan intended to support the Company’s planned regulatory submission to Japan’s Pharmaceuticals and Medical Devices Agency (PMDA).

“Already the leading cause of cancer death in women in Japan and the third-leading cause in men, colorectal cancer continues to impact more of the Japanese population and is projected to be the leading cause of cancer death in Japan within the next 10 years1,” said Hisao Tajiri, M.D., Ph.D., Chairman and Professor, Department of Gastroenterology and Hepatology, Department of Endoscopy, The Jikei University School of Medicine, Tokyo. “While we know that colorectal cancer can be prevented through screening, compliance rates remain very low in Japan.  We welcome additional screening modalities that can help to increase compliance and believe that the benefits offered by PillCam COLON, including the lack of sedation enabling people to continue with normal daily activities, may enable us to do this.”

The study will compare patients with polyps which have previously been identified by optical colonoscopy with the PillCam COLON 2 capsule endoscopy procedure. The primary endpoint of the study is identifying polyps greater than or equal to six millimeters (6 mm) in size.  Three sites will enroll a total of 72 patients, aged 40-75 years. Results will be read by two groups of readers; one at the investigator sites and the other at a central reading facility.  The Company anticipates that the enrollment phase of the trial will be completed by the end of March 2012, with submission to PMDA in the middle of next year.

“We are pleased to initiate the PillCam COLON 2 trial in Japan and are committed to bringing this new modality for colorectal screening to those who can benefit from alternatives to colonoscopy.  We now have clearances for PillCam COLON in several countries and two important PillCam COLON 2 pivotal trials underway, including the 800 patient multi-center trial in the U.S., from which we plan on submitting data for regulatory review in 2012,” said Homi Shamir, President and Chief Executive Officer, Given Imaging Ltd.  “PillCam COLON 2 is recognized by both the GI community and regulatory authorities in Japan as having significant clinical value, and we believe this product can positively impact the low rate of colorectal cancer screening in Japan as well as other countries.”

PillCam COLON 2 video capsules feature bi-directional communications between the PillCam COLON 2 capsule and the DataRecorder 3, and an Adaptive Frame Rate (AFR), which adjusts the image capture rate from 4 frames per second (fps) to 35 fps, based on capsule movement. The system also includes RAPID® v7 software, featuring unique tools to increase physician reading efficiency and aid in image interpretation.

PillCam COLON 2 received the CE Mark in September 2009 and is commercially available throughout Europe, Latin America, Canada, Australia and parts of Asia. An 800-Patient Multi-Center, Pivotal Trial for PillCam® COLON 2 is currently underway in the U.S.  More than 2,000 patients have undergone PillCam COLON capsule endoscopy.

About Colon Cancer
Colorectal cancer remains a potentially fatal disease that generally can be prevented through early detection. Colon cancer occurs in the large intestine (colon), the lower part of the digestive system while rectal cancer occurs in the last 15-20 centimeters of the colon. Together, they're often referred to as colorectal cancers.

Colon and rectal cancers begin in the digestive system and develop when cells that line the colon or the rectum become abnormal and grow exponentially. Most cases of colon cancer begin as small, non-cancerous (benign) clumps of cells called adenomatous polyps. Only certain kinds of polyps have the potential to become cancerous, and in most people, colorectal cancers develop slowly over a period of several years. In Japan, more than 42,000 people died from colorectal cancer in 2009.2

About PillCam COLON 2
The PillCam® COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

All medical procedures carry some risk.  The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. PillCam COLON capsule endoscopy presents additional risks, including risks associated with the drug products used to prepare the patient for the procedure, which are currently used for colonoscopy, and to move the capsule through the patient’s digestive tract faster. It may also present other risks that are unknown, but which the clinical studies are designed to detect. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.